SECURITIES AND EXCHANGE COMMISSION
                                Washington, DC  20549





                                      FORM 11-K


          (Mark One)
          [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]


          For the year ended December 31, 1999
                                      OR

          [  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]



          For the transition period from ___________ to __________



          Commission file number 1-8353



                     NUI CORPORATION SAVINGS AND INVESTMENT PLAN
                                         FOR
                           COLLECTIVE BARGAINING EMPLOYEES



          NUI Corporation
          550 Route 202-206
          P.O. Box 760
          Bedminster, New Jersey  07921-0760










                                   NUI CORPORATION

                           SAVINGS AND INVESTMENT PLAN FOR

                           COLLECTIVE BARGAINING EMPLOYEES

                FINANCIAL STATEMENTS AS OF DECEMBER 31, 1999 AND 1998

                                    TOGETHER WITH

                                  AUDITORS' REPORT







                                   NUI CORPORATION

                           SAVINGS AND INVESTMENT PLAN FOR

                           COLLECTIVE BARGAINING EMPLOYEES

                            INDEX TO FINANCIAL STATEMENTS

                             DECEMBER 31, 1999 AND 1998



                                                                      Page
          Report of Independent Public Accountants


          Financial Statements:

          Statement of Net Assets Available for Benefits                1

          Statement of Changes in Net Assets Available
          for Benefits                                                  2

          Notes to Financial Statements                                3-6


          Supplemental Schedule:

          I-Item 27a-Schedule of Assets Held for
          Investment Purposes at December 31, 1999                      7


          All other supplemental schedules are omitted since they are not applicable or are not required based on the disclosure requirements of the Employee Retirement Income Security Act of 1974 and the applicable regulations issued by the Department of Labor.



          REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


          To the Administrative Committee of the NUI Corporation Savings and Investment Plan for Collective Bargaining Employees:


          We have audited the accompanying statements of net assets available for benefits of the NUI Corporation Savings and Investment Plan for Collective Bargaining Employees (the "Plan") as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit.

          We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in its net assets available for benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

          Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all respects in relation to the basic financial statements taken as a whole.



          ARTHUR ANDERSEN LLP

          New York, New York
          June 22, 2000


                                   NUI CORPORATION
                           SAVINGS AND INVESTMENT PLAN FOR
                           COLLECTIVE BARGAINING EMPLOYEES
                   STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                          As of December 31, 1999 and 1998



                                             1999         1998


            Assets

              Investments at Market
                Value (See Note 3)         $4,612,655   $3,377,766
              Loans to Participants           193,203      149,866
              Accrued Income                       44            -
                                            ---------    ---------
            Total Assets                    4,805,902    3,527,632

            Liabilities

              Accrued Liability                (1,579)           -
                                           ----------   ----------
            Net Assets Available for
            Benefits                       $4,804,323   $3,527,632
                                            =========    =========



           The accompanying notes to financial statements are an integral part of this statement.




                                   NUI CORPORATION
                           SAVINGS AND INVESTMENT PLAN FOR
                           COLLECTIVE BARGAINING EMPLOYEES
              STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                        For the Year Ended December 31, 1999


                                                            1999
     Additions to Net Assets Attributed to:

     Investment Income:
          Net Appreciation in Market Value of
          Investments                                $   294,625
          Realized Gain                                   24,298
          Dividends                                      234,680
          Loan Repayment _ Interest                       17,371
          Accrued Income                                      44
          Other Interest                                      25
                                                     -----------
                                                         571,043

     Contributions:
          Participants'                                  776,121
          Employer's                                     233,441
                                                    ------------
                                                       1,009,562

          Inter-fund Transfers and Other Credits         259,043
                                                    ------------
     Total Additions                                   1,839,648
                                                    ------------
     Deductions to Net Assets Attributed to:
          Benefit Payments to Participants              (310,276)
          Withdrawals                                    (12,111)
          Expenses                                        (8,142)
          Inter-fund Transfers and Other Debits         (232,428)
                                                    ------------
     Total Deductions                                   (562,957)
                                                    ------------
     Net Increase                                      1,276,691

     Net Assets Available for Benefits:

          Beginning of Year                            3,527,632
                                                    ------------
          End of Year                               $  4,804,323
                                                    ============


           The accompanying notes to financial statements are an integral part of this statement.



                                   NUI CORPORATION
                           SAVINGS AND INVESTMENT PLAN FOR
                           COLLECTIVE BARGAINING EMPLOYEES
                            NOTES TO FINANCIAL STATEMENTS
                   FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998


          1.   Summary Description of the Plan

               The NUI Corporation Savings and Investment Plan for Collective Bargaining Employees (the Plan) is a defined contribution plan established April 1, 1995 covering eligible employees of NUI Corporation and its subsidiaries (the Company). Eligible employees are those whose compensation and conditions of employment are covered by a collective bargaining agreement which calls for participation in the Plan, providing the employee has completed twelve months of service. The Plan conforms to the requirements of the Employee Retirement Income Security Act of 1974, as amended. The following description provides only general information. See the Plan agreement for a more complete description. See Note 5 for a discussion of Plan amendments.

               The Plan allows eligible employees who participate to make "basic" contributions of up to 6% of their annual base pay, which are matched by contributions by the Company. Participants investing in the NUI Stock Fund are matched by the Company at 50% of their "basic" contributions. "Basic" contributions invested in all other funds are matched by the Company at 40%. Participants may make additional contributions of up to 4% of their annual base pay, providing these contributions do not exceed limits imposed by the Internal Revenue Code of 1986, as amended (the Code). These additional contributions are not matched by the Company. Contributions may be made on a before-tax or after-tax basis as permitted by tax regulations.

               If a participant of the Plan receives a lump sum distribution from a qualified pension, savings or profit sharing plan of a previous employer, a "rollover" contribution by the participant of the taxable amount of the lump sum distribution may be made to the Plan.

               Company contributions are invested in the NUI Stock Fund, unless the participant has reached age 55, whereby they can direct the investment of these contributions into any fund. Participant contributions may be invested in the following funds:
          Barclays Global Investors Asset Allocation Fund, Barclays Global Investors S&P 500 Stock Fund, Lord Abbett Developing Growth Fund, Inc., Merrill Lynch Aggregate Bond Index Fund, Merrill Lynch Income Accumulation Fund Trust, NUI Stock Fund, Oppenheimer Global Growth and Income Fund, and Wells Fargo Large Company Growth Fund as designated by the participants. A Plan participant is vested at all times in the amount of his/her contributions and earnings thereon. A participant becomes 50% vested in the Company contributions after 36 months of service, 75% after 48 months of service and 100% after 60 months of service. An eligible employee with five or more years of service with the Company becomes fully vested upon entering the Plan. A participant also becomes fully vested upon attaining his/her normal retirement date as an employee, or upon his/her death or disability. Forfeitures of participant's non-vested account balances can be used to pay Plan fees and/or reduce Company contributions, as directed by the Plan Administrator. There were no forfeitures during the years ended December 31, 1999 and 1998.

               Participants may borrow up to 50% of the value of the vested portion of their accounts, excluding the Company match portion of their accounts, as calculated on the effective date of the loan up to a maximum of $50,000. The interest rate is the prime rate plus 1% at the time of the loan. The term of the loan cannot exceed five years, nor be less than one year. If a loan participant's employment is terminated for any reason, the remaining unpaid balance becomes immediately due and payable, and if unpaid, may become a taxable distribution. Loan repayments are credited to participants accounts based upon the participant's current investment election for new contributions.

               Although it has not expressed any intent to do so, the Company has the right under the Plan agreement to terminate the Plan or completely discontinue contributions. Upon either of these two events, all employees would become 100% vested. Benefits would be distributed to participants upon termination of the Plan.


          2.   Significant Accounting Policies

               The financial statements have been prepared on the accrual basis of accounting.

               The Company's management has made a number of estimates and assumptions relating to the reporting of investments. Actual results could differ from those estimates.

          In September 1999, the Financial Accounting Standards Board cleared for adoption Statement of Position (SOP) 99-3, "Accounting for and Reporting Certain Defined Contribution
          Benefit Plan Investments and Other Disclosure Matters."   This
          SOP eliminates the previous requirement for a defined contribution plan to present plan investments by general type for participant-related investments in the statement of net assets available for benefits; it eliminates the requirement for a defined contribution plan to disclose participant-directed investment programs and eliminates the requirement to disclose the total number of units and the net asset value per unit during the period, and at the end of the period, by defined contribution pension plans that assign units to participants; it requires a defined contribution plan to identify nonparticipant-directed investments that represent 5% or more of net assets available for benefits; and it eliminates the requirement for defined contribution plans, including both health and welfare benefit plans and pension plans, to disclose benefit-responsive investment contracts by investment fund option. This SOP is effective for plan years ending after December 15, 1999 and has been adopted by NUI Corporation.

               The Plan's investments in each Investment Fund are maintained in shares/units. The market value of the Insured Money Market Fund and loans to participants are based on cost, which approximates market value. The market value of the Merrill Lynch Income Accumulation Fund Trust is determined in good faith and in the best judgment of the investment officers of Merrill Lynch Trust Company (Merrill Lynch) in accordance with accepted practices, applicable laws and regulations, and procedures formulated by Merrill Lynch. The market value of the NUI Stock Fund is based on the published market quotation of the Fund's underlying assets. The market values of the remaining funds are based on their published quotations.

               In accordance with generally accepted accounting principles, distributions are recorded when paid. There were no distributions payable to participants at December 31, 1999 and 1998.

               Recordkeeping and investment fund election changes and loan fees are paid by the participants from their accounts.
          Investment management fees are also paid by the participants and are included as a reduction of the investment return. All other fees of the Plan (e.g. legal, accounting, tax, etc.) are paid by the Company.

               Plan assets are invested in various mutual funds, any of which could from time-to-time utilize financial derivatives. Generally accepted accounting principles require the investment managers of such funds to list in their financial statements the amount and purpose of such derivatives. Upon request, participants can be provided with copies of the funds' financial statements directly from Merrill Lynch and should refer to these for information on this issue. Derivative securities are not used for speculative purposes. When derivatives are used, it is simply to manage a fund into a market-neutral position, to attempt to match the return of a stated benchmark.

          3.   Investment Funds

               On December 1, 1999, the Plan liquidated and sold the Barclays Global Investors LifePath Funds, Templeton Foreign Fund, and KCS Stock Fund. Account balances invested in those funds were transferred into the following alternative funds, respectively: Barclays Global Investors Asset Allocation Fund, Oppenheimer Global Growth and Income Fund, and Lord Abbett Developing Growth Fund, Inc.

               Also during 1999, the Norwest Large Company Growth A Fund was renamed Wells Fargo Large Company Growth Fund.

               The Plan currently consists of the following funds:

          Barclays Global Investors Asset Allocation Fund - This fund seeks to achieve a high level of total return while controlling risk and invests in a mix of S&P Index stocks, long-term Treasury bonds, and money market instruments.

          Barclays Global Investors S&P 500 Stock Fund - This fund attempts to match the performance of the S&P 500 Index by investing in a broad array of established U.S. companies in substantially the same percentages as the Index.

          Lord Abbett Developing Growth Fund, Inc. - This fund seeks long-term growth of capital and invests at least 65% of its total assets in the common stocks of companies in the "developing growth" phase of corporate growth. These companies are almost always small and are characterized by a dramatic rate of growth.

          Merrill Lynch Aggregate Bond Index Fund - This fund seeks to provide investment results that replicate the total return of the Lehman Brothers Aggregate Bond Index. This Index is made up of primarily dollar-denominated investment grade fixed-income securities.

          Merrill Lynch Income Accumulation Fund Trust - This fund seeks to provide preservation of capital, liquidity and current income at a level that is typically higher than that provided by money market funds. The Trust invests primarily in a diversified portfolio of Guaranteed Investment Contracts.

          NUI Stock Fund - This fund is invested and dividends are reinvested in common stock of NUI Corporation.

          Oppenheimer Global Growth and Income Fund - This fund seeks capital appreciation, consistent with preservation of principal, while providing current income.

          Wells Fargo Large Company Growth Fund - This fund seeks long-term capital appreciation and invests primarily in the common stock of large, high-quality domestic companies that have superior growth potential. The fund may also invest up to 20% of its total assets in securities of foreign issuers.

          The Plan also uses an Insured Money Market Fund as a pass-through of amounts in and out of the Investment Funds. This fund had a negative balance of ($1,579) as of December 31, 1999. Interest and other income earned by the Investment Funds are reinvested by the Trustee in accordance with the terms of the Plan.

               The following are investments that represent 5% or more of the Plan's net assets:

                                                        December 31,
                                                    1999            1998


           Barclays Global Investors S&P
           500 Stock Fund, 68,459 and        $   1,850,469   $   1,319,236
           53,606 shares/units,
           respectively

           NUI Stock Fund, 65,807 and
           53,112 shares/units,              $   1,263,512   $   1,015,502
           respectively

           Wells Fargo Large Company
           Growth Fund, 12,947 and           $     916,295   $     604,030
           11,087 shares/units,
           respectively

           Barclays Global Investors
           Asset Allocation Fund, 22,296      $    280,270    $    182,050
           and 12,875 shares/units,
           respectively

           Merrill Lynch Income
           Accumulation Fund, 15,483 and       $   242,976    $    197,669
           13,344 shares/units,
           respectively


          4.   Federal Income Taxes

               The Internal Revenue Service issued a determination letter, dated November 20, 1995, stating that the Plan, as designed, met the requirements of Section 401 (a) of the Internal Revenue Code and was exempt from taxation. Management and Counsel believe the Plan continues to operate in accordance with IRS regulations and therefore continues to be tax-exempt.

               Under present Federal income tax law, a participant is not taxed currently on any before-tax contributions or Company contributions to the Plan, income earned by the Plan, or gain on the sale of securities held by the Plan until the participant's account is distributed to him/her or made available to him/her without restriction. Participants are taxed currently on the amount of their after-tax contributions.


          5.   Plan Amendments

               The Plan was amended effective January 1, 1999 to increase the Company match from 25% to 40% on contributions invested in options other than the NUI Stock Fund, up to a maximum of 6% of the employees' base salary, and from 0% to 50% on contributions invested in the NUI Stock Fund, on up to a maximum of 6% of the employees' base salary.












          EIN #22-1869941                                   Schedule I
          PLAN #007

                                   NUI Corporation
                           Savings and Investment Plan for
                           Collective Bargaining Employees
                            Item 27a _ Schedule of Assets
                            Held for Investment Purposes
                                At December 31, 1999




                                                Shares/  Historical    Current
        Identity of         Description of       Units      Cost        Value
        Issue                 Investment

        Merrill Lynch
        Trust
        Company*
                       Insured Money Market            -    $(1,579)   $(1,579)
                       Fund



                       Barclays Global            22,297    $312,524   $280,270
                       Investors Asset
                       Allocation Fund

                       Barclays Global            68,460  $1,722,499 $1,850,469
                       Investors S&P 500
                       Stock Fund

                       Lord Abbett Developing        648     $12,388    $13,255
                       Growth Fund, Inc.

                       Merrill Lynch Income       15,483    $231,660   $242,976
                       Accumulation Fund
                       Trust

                       NUI Stock Fund             65,808  $1,267,231 $1,263,512

                       Oppenheimer Global          1,575     $41,728    $45,878
                       Growth and Income Fund

                       Wells Fargo Large          12,948    $730,001   $916,295
                       Company Growth Fund

        Participants'  Loans, at interest              -    $193,203   $193,203
        Loans*         rates ranging from
                       8.75% to 9.25%


   * Represents a party in interest for the year ended December 31, 1999


                 The accompanying notes to financial statements are an
                            integral part of this schedule.



                                     SIGNATURES



             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                                       NUI CORPORATION



             June 28, 2000                             James R. Van Horn
                                                       Plan Administrator




             June 28, 2000                             Robert F. Lurie
                                                       Plan Sponsor